FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of October 2017

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from September 1, 2017 to September 30, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 12, 2017	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from September 1, 2017 to September 30, 2017 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on October 12, 2017]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

as of September 30, 2017

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (April 27, 2017) (Period of repurchase: from May 17, 2017 to March 30, 2018)	100,000,000		80,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) September 1 September 4 September 5 September 6 September 7 September 8 September 11 September 12 September 13 September 14 September 15 September 19 September 20 September 21 September 22	2,074,000 2,154,800 2,161,000 2,574,100 2,593,000 2,593,000 3,023,000 3,016,400 3,018,100 2,466,800 2,519,000 2,641,800 2,465,100 2,796,000 2,756,000	1,265,171,120

1,304,985,440

1,294,323,610

1,491,645,380

1,504,481,640

1,484,345,650

1,756,647,160

1,783,536,150

1,834,422,440

1,494,492,210

1,548,768,400

1,665,406,480

1,566,822,260

1,781,754,790

1,735,689,490

Total	—	38,852,100	23,512,492,220

Aggregate shares repurchased as of the end of this reporting month		64,227,700	39,296,228,940

Progress of share repurchase (%)	64.2		49.1

2.	Status of disposition

as of September 30, 2017

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date)	—	—
Subtotal	—	—	—
Treasury shares canceled	(Date)	—	—
Subtotal	—	—	—
Treasury shares transferred upon merger, share exchange or demerger	(Date)	—	—
Subtotal	—	—	—
Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) —	—	—
Subtotal	—	—	—
Other (exercise of stock acquisition rights)	(Date)

September 1

September 4

September 5

September 6

September 7

September 8

September 11

September 12

September 13

September 14

September 15

September 19

September 20

September 21

September 22

September 25

September 26

September 27

September 28

		45,700 4,700 1,900 151,600 43,000 42,100 15,500 81,000 16,600 58,200 16,600 65,700 24,500 101,300 69,600 18,000 31,100 40,600 73,100	4,021,700 2,227,800 1,900 6,895,600 15,545,000 14,598,100 2,800,500 6,703,000 6,638,600 24,252,200 4,867,600 10,188,700 9,429,500 23,445,300 12,367,600 8,180,000 13,748,100 40,600 73,100

Subtotal	—	900,800	166,024,900

Total	—	900,800	166,024,900

3.	Status of shares held in treasury

as of September 30, 2017

As of the end of the reporting month	Number of Shares
Total number of issued shares	3,822,562,601
Number of shares held in treasury	336,080,504